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RECD S.E.C.
MAR 0 3 2003
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UN
SECURITIES AN
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03013798

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45710

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Investment Distributors, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Merritt 7
(No. and Street)

Norwalk (City) | CT (Street) | 06856 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner | 804-281-6171 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 1900 (City) | Richmond (City | VA (State) | 23219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Bonnie C. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Investment Distributors, Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County of Henrico
Commonwealth of Virginia
THE FOREGOING INSTRUMENT WAS SUBSCRIBED AND SWORN BEFORE ME THIS 28TH DAY OF FEBRUARY, 2003

Bonnie C Turner
Signature

Vice President and Financial Operations Manager
Title

Caroline Justice
Notary Public

My commission expires 8/31/2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietary's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

KPMG

GE INVESTMENT DISTRIBUTORS, INC.

(An indirect wholly owned subsidiary of General Electric Company)

Financial Statements and Supplementary Information
Required by Sec Rule 17a-5

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

These Financial Statements and Schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

KPMG

Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

The Board of Directors
GE Investment Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of GE Investment Distributors, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

KPMG

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003

KPMG

Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
GE Investment Distributors, Inc.:

We have audited the accompanying statement of financial condition of GE Investment Distributors, Inc. (an indirect wholly owned subsidiary of General Electric Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Investment Distributors, Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2003

GE INVESTMENT DISTRIBUTORS, INC.

(An indirect wholly owned subsidiary of General Electric Company)

Statement of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	12,235,381	9,019,984
Deposit with clearing broker		—	102,952
Deferred sales commissions		4,617,336	6,226,036
Other assets		40,915	67,367
Total assets	$	16,893,632	15,416,339
Liabilities and Shareholder's Equity			
Payable to affiliates	$	4,838,934	3,349,796
Accounts payable and accrued expenses		308,356	320,201
Total liabilities		5,147,290	3,669,997
Shareholder's equity:			
Common stock (1,000 shares authorized; $.01 par value per share; 100 shares issued and outstanding)		1	1
Additional paid-in capital		11,746,341	11,746,341
Total shareholder's equity		11,746,342	11,746,342
Total liabilities and shareholder's equity	$	16,893,632	15,416,339

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
(An indirect wholly owned subsidiary of General Electric Company)

Statement of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Shareholder servicing fees	$	3,578,706	3,686,786
Distribution fees		1,467,926	2,020,653
Interest and dividends		360,989	405,942
Other		337,977	352,275
Total revenue		5,745,598	6,465,656
Expenses:			
Amortization of deferred sales commissions		2,608,279	3,414,100
Administrative services fee		1,621,733	1,507,232
Distribution and marketing expenses		1,022,079	1,089,991
Communications and technology		245,066	322,573
Brokerage, clearance and other fees		248,441	131,760
Total expenses		5,745,598	6,465,656
Net income	$	—	—

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
(An indirect wholly owned subsidiary of General Electric Company)

Statement of Changes in Shareholder's Equity

Years ended December 31, 2002 and 2001

	Common Stock		Additional paid-in	
	Shares	Par-Value	capital	Total
Balance at December 31, 2000	100	$ 1	11,746,341	11,746,342
Net Income	—	—	—	—
Balance at December 31, 2001	100	$ 1	11,746,341	11,746,342
Net Income	—	—	—	—
Balance at December 31, 2002	100	$ 1	11,746,341	11,746,342

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
(An indirect wholly owned subsidiary of General Electric Company)

Statement of Cash Flows

Year ended December 31, 2002

	2002	2001
Cash flows from operating activities:		
Net income	$ —	$ —
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of deferred sales commissions	2,608,279	3,414,100
Changes in operating assets:		
Deposit with clearing broker	102,952	(102,952)
Deferred sales commissions	(999,579)	(741,508)
Other assets	26,452	41,656
Changes in operating liabilities:		
Payable to affiliates	1,489,138	(331,188)
Accounts payable and accrued expenses	(11,845)	245,191
Net cash provided by operating activities	3,215,397	2,525,299
Net increase in cash and cash equivalents	3,215,397	2,525,299
Cash and cash equivalents at beginning of period	9,019,984	6,494,685
Cash and cash equivalents at end of period	$ 12,235,381	$ 9,019,984

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
Notes to Financial Statements
December 31, 2002 and 2001

(1) Significant Accounting Policies

Organization

GE Investment Distributors, Inc. (the Company or GEID) was incorporated under the laws of Delaware on February 3, 1993. The Company is a wholly owned subsidiary of GE Financial Assurance Holdings, Inc. (GEFA), which is an indirect wholly owned subsidiary of General Electric Company (GE). The Company, a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), is the distributor for GE Family of Funds including GE Funds, S&S Funds, GE Institutional Funds, GE Lifestyle Funds, Elfun Funds, GE Investment Funds, Inc. and GE Contra Funds.

In March 2001, GEID launched the GE Brokerage™ program and changed its broker/dealer status from that of a "mutual fund distributor" to an "introducing broker dealer". GE Brokerage™ is the program name for securities services offered by GEID. The program offered investment products and services to individual investors through a combination of on-line, voice response unit and broker-assisted operations. The Brokerage™ program was marketed solely to the GE employee and retiree population as well as employees and retirees of certain institutional customers. In June 2002, this program was discontinued and the existing accounts were transitioned to Capital Brokerage Corporation, a sister broker/dealer to GEID, for ongoing services. At this time, GEID changed its broker/dealer status back to that of a "mutual fund distributor".

While an introducing broker/dealer the Company derived a significant portion of its revenues from related parties in performing various brokerage services. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results or operations had the company operated on an autonomous basis during that time period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition

Securities Transactions

Distribution and shareholder servicing fees from the GE Family of Funds are earned by the Company based upon a percentage of the daily net assets of the GE Funds' Class A, Class B and Class C shares, and Service Class shares of the GE Institutional Funds. Commission revenue, brokerage, clearance and other fees related to the discontinued GE Brokerage™ program were recorded on a trade date basis. Pursuant to the former clearing agreement between the Company and its clearing broker, all securities transactions of the Company were cleared on a fully disclosed basis.

Deferred Sales Commissions

Commissions paid by the Company to participating broker-dealers on sales of Class B shares and Class C shares with contingent deferred sales charges are capitalized as deferred commissions and are amortized on a straight-line basis over a 72 month period for Class B shares and a 12 month period for Class C shares. Such periods are defined as the periods over which the Company is eligible to be reimbursed for the deferred sales commissions payments to originating broker dealers advanced at the time of sale. The recoverability of deferred sales commissions is regularly reviewed by the Company's management, utilizing a cash flow analysis based on anticipated future distribution fee and contingent

deferred sales commissions revenues. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the years ended December 31, 2002 and 2001 and, therefore, has not included a statement of changes for such activities

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

(2) Income Taxes

The Company is included in the consolidated income tax return filed by its ultimate parent (GE). Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and are settled through the payable to affiliates account.

The deferred income tax benefits and liabilities result from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The principal differences relate to amortization of deferred sales commissions. The deferred tax liability for the years ended December 31, 2002 and 2001 were $1,393,936 and $2,367,295 and is included in payable to affiliates. Based on an analysis of the Company's tax position, a valuation allowance was not deemed necessary for deferred tax assets as of December 31, 2002 and 2001.

The total federal and state income tax expense for the years ended December 31 consisted of the following components:

		2002	2001
Current federal and state income tax expense	$	973,359	772,568
Deferred federal and state income tax benefit		(973,359)	(772,568)
Total income tax expense		—	—

(3) Fair Value of Financial Instruments

Cash, cash equivalents and debt securities are carried at market value. All other assets and liabilities are deemed to be at fair value based on their terms and relative short maturities.

(4) Transactions with Related Parties

The Company has entered into a contract with GEFA, where GEFA has agreed to pay all the costs and expenses, other than (i) amortization of deferred sales commissions, (ii) administrative services fees, (iii) distribution and marketing expenses, (iv) communications and technology, and (v) brokerage, clearance

and other fees, incurred by the Company. In return, the Company pays to GEFA an administrative services fee equal to its pre-tax net income for the period, subject to the Company's ability to meet its net capital requirement. For the years ended December 31, 2002 and 2001, the administrative services fees amounted to $1,621,733 and $1,507,232 respectively.

As distributor for the GE Funds and the GE Institutional Funds (Service Class), the Company earns distribution and shareholder servicing fees in accordance with the Funds' 12b-1 plan. The GE Funds, Elfun Funds, GE Institutional Funds, GE Lifestyle Funds, GE Investments Funds, GE Contra Fund and S&S Funds are advised by GE Asset Management Incorporated (GEAM) (formerly GE Investment Management Incorporated). The GE Contra Fund is advised by Credit Suisse Asset Management. As distributor for the Elfun Funds, GE Lifestyle Fund, GE Investments Funds, GE Contra Fund and the S&S Funds, the Company receives no compensation.

The Company also disseminates information, provides telephone servicing, and forwards customer purchases and sales orders for the GE Stock IRA Plan and the GE Interest Plus program, for which it receives no compensation..

The Company earns interest income on money market fund shares invested with GE Funds. Interest amounted to $69,017, and $165,411 for the years ended December 31, 2002 and 2001 respectively.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, alternative standard, (SEC Rule 15c3-1), which requires the maintenance of the greater of $250,000 net capital or 2% of aggregate debit items. At December 31, 2002, the Company had net capital of $6,843,385 which was $6,593,385 in excess of the SEC minimum required net capital.

(6) Commitments and Contingent Liabilities

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker-dealer in securities that would result in a material adverse effect on the Company's financial position or results of operations.

The Company does not handle securities or carry security accounts for customers and is exempt from Rule 15c3-3 under section (k) (2)(ii).

Schedule 1

GE INVESTMENT DISTRIBUTORS, INC.
(An indirect wholly owned subsidiary of General Electric Company)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission as of December 31, 2002

Total shareholder's interest	$	11,746,342
Deductions:		
Nonallowable assets:		
Deferred sales commissions		4,617,336
Other		40,915
Net capital before haircuts on securities positions		7,088,091
Haircuts on cash equivalents		244,706
Net capital		6,843,385
Computation of Alternative Net Capital Requirement		
Net capital requirement equals the greater of 2% of aggregate debit items or $250,000		250,000
Excess net capital		6,593,385
Net capital in excess of the greater of 5% of combined aggregate debit items or $120,000	$	6,723,385

Note: the above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the National Association of Securities Dealers (NASD) as of December 31, 2002

See accompanying notes to financial statements.

Schedule II

GE INVESTMENT DISTRIBUTORS, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

GE Investment Distributors, Inc is exempt under rule 15C3-3(k) (2) (i).

See accompanying independent auditors' report.

Schedule III

GE INVESTMENT DISTRIBUTORS, INC.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

GE Investment Distributors, Inc. does not maintain physical possession or control of customers' fully paid and excess margin securities.

See accompanying independent auditors' report.